Exhibit 99.2

NEWS RELEASE: September 18, 2013 Toronto Stock Exchange: VG

For Immediate Release No: 44

VERIS GOLD CORP. CLOSES PREVIOUSLY ANNOUNCED

PRIVATE PLACEMENT

Vancouver, BC - September 18, 2013 - Veris Gold Corp. (“Veris” or the “Company”) (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to report the closing of its previously announced private placement (the “Offering”) of 15,000,000 units (the “Units”) at a price of Cdn$0.52 per Unit for aggregate gross proceeds of Cdn$7,800,000.

Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant has an exercise price of $0.60 and entitles the holder thereof to acquire one Common Share for a period of 36 months following the closing of the offering. The terms of the Warrants include customary adjustment provisions upon certain dilutive issuances. All securities issued pursuant to the Offering are subject to a hold period expiring January 19, 2014.

Sprott Asset Management LP, on behalf of its funds and managed accounts, and an associate have acquired an aggregate of 15,000,000 Units in the Offering and acquired an aggregate of 4,731,000 units (consisting of one Common Share and one-half of a Common Share purchase warrant) in a previous financing announced on August 16, 2013 (http://bit.ly/VerisNews_2013_08_16) thus increasing their aggregate ownership from 13,384,103 Common Shares (assuming full exercise of any convertible securities), as of the date immediately prior to the closing of the previous financing to 42,980,603 Common Shares (assuming full exercise of any convertible securities) representing approximately 28.8% of the issued and outstanding Common Shares of the Company following the closing of the Offering. The aggregate number of Common Shares issued and issuable to Sprott Asset Management LP and its associates under the August 16 financing and the Offering is 29,596,500, which represents 27.5% of the total issued and outstanding Common Shares prior to the closing of the August 16 financing.

The Offering was conducted pursuant to an agency agreement dated September 18, 2013 (the “Agency Agreement”) between the Company and a Canadian Agent (the “Agent”). In connection with the Offering, the Agent received compensation in the following form: (a) a cash fee of 2.5% of the gross proceeds received from the Offering; (b) 375,000 Units; and (c) 675,000 Warrants (the “Agent Warrants”). The Agent Warrants have a term of 36 months and an exercise price of $0.65.

The Offering was made on a private placement basis, exempt from prospectus and registration requirements of applicable securities law.

The Company intends to use the net proceeds of the Offering to proceed with its development plans for the Jerritt Canyon property and for general working capital purposes.

About Veris Gold Corp.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of

“VERIS GOLD CORP.”

R. Llee Chapman

President and CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp. Joanne C. Jobin VP, Investor Relations T: (647) 964-0292 NA Toll Free: 1-855-688-9427 E: jjobin@verisgold.com W: verisgold.com	Veris Gold Corp. Nicole Sanches Investor Relations Manager T: (604) 688-9427 ext 224 NA Toll Free: 1-855-688-9427 E: nicole@verisgold.com W: verisgold.com	AXINO AG Wolfgang Seybold Chairman T: +49 711 25 35 92 40 E: wolfgang.seybold@axino.de W: axino.de